Hydro One Reports Fourth Quarter Results

The Company continues to execute on its capital plans in support of economic growth in Ontario and the transition to a clean energy future.

TORONTO, February 13, 2024 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2023.
Fourth Quarter Highlights
•Fourth quarter basic earnings per share (EPS) of $0.30 was comparable to EPS of $0.30 for the same period in 2022. For the full year, basic EPS of $1.81 was 3.4% higher than basic EPS of $1.75 in 2022.
•EPS for the quarter was unchanged year-over-year largely due to higher average monthly peak demand and energy consumption, as well as higher revenues resulting from Ontario Energy Board (OEB)-approved 2023 transmission rates, offset by higher financing charges and depreciation expense, as well as the impact of regulatory adjustments including the recognition of Conservation and Demand Management (CDM) revenues in the prior year and higher earnings sharing in the current period.
•In line with incentive rate-making and for the benefit of Ontario ratepayers, Hydro One rebased productivity as part of the Joint Rate Application (JRAP). For 2023, Hydro One achieved $114 million of annual productivity savings. These efficiencies coincide with the current rate application period to date.
•Hydro One continued to expand its network of strategic partnerships through the signing of a partnership agreement with Five Nations Development Inc., a wholly owned subsidiary of Five Nations Energy Inc., to work together to maximize Indigenous participation in the energy sector.
•Hydro One was recognized as one of Canada’s Best Employers for 2024 by Forbes for the 9th consecutive year.
•Hydro One and the Canadian Council for Aboriginal Business (CCAB) announced the ten recipients of the Hydro One Indigenous Entrepreneurship Grant.
•During the quarter, Hydro One Inc., a subsidiary of the Company, priced and issued $900 million aggregate principal amount of Medium-Term Notes (MTN), under the Company’s Sustainable Financing Framework (Framework). Subsequent to the quarter end, Hydro One Inc. issued an additional $800 million aggregate principal amount of MTN under the Framework.
•Subsequent to quarter end, Hydro One restored power to more than 125,000 customers during a January storm.
•Subsequent to quarter end, the Company announced that Chris Lopez, Chief Financial and Regulatory Officer intends to step down to pursue other opportunities as of June 30, 2024.
•The Company's capital investments and in-service additions for the year were $2,531 million and $2,324 million, respectively, compared to $2,132 million and $2,267 million in 2022.
•Quarterly dividend declared at $0.2964 per share, payable March 28, 2024.
“Our approach to building critical transmission infrastructure to meet the growing electricity demand in Ontario continues to be underpinned by a genuine commitment to developing strategic partnerships with First Nations, communities, government and industry," said David Lebeter, President and Chief Executive Officer of Hydro One. “This commitment remains at the heart of everything we do and demonstrates our efforts to building mutually beneficial relationships that benefit from our strategic investments in energy infrastructure.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except as otherwise noted)	2023	2022	2023	2022

Revenues	1,979	1,862	7,844	7,780
Purchased power	990	895	3,652	3,724
Revenues, net of purchased power[1]	989	967	4,192	4,056
Net income attributable to common shareholders	181	178	1,085	1,050

Basic EPS	$0.30	$0.30	$1.81	$1.75
Diluted EPS	$0.30	$0.30	$1.81	$1.75

Net cash from operating activities	768	602	2,412	2,260
Capital investments	745	570	2,531	2,132
Assets placed in-service	975	1,090	2,324	2,267

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,477	19,020	20,806	20,368
Distribution: Electricity distributed to Hydro One customers (GWh)	8,040	7,826	30,619	30,803
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2023 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $181 million during the quarter, compared to $178 million in the same period of 2022. This resulted in EPS of $0.30, which is consistent with the prior year.
Revenues of $1,979 million for the fourth quarter were $117 million higher than revenues for the fourth quarter of 2022. Revenues, net of purchased power1 of $989 million for the fourth quarter were $22 million higher than revenues, net of purchased power1 for the fourth quarter of 2022. The increase, when adjusted for net income neutral items, is mainly attributable to higher average monthly peak demand and energy consumption, as well as higher revenues resulting from OEB-approved 2023 transmission rates, partially offset by regulatory adjustments, including the recognition of CDM revenues following receipt of the JRAP Decision in the prior year and higher earnings sharing in the current period.
Operation, maintenance and administration (OM&A) costs in the fourth quarter of 2023 were slightly higher than the prior year which, once adjusted for net income neutral items, primarily results from an increase in forecast environmental expenditures provisioned in the current period, partially offset by lower corporate support costs primarily attributable to higher capitalized overheads associated with volume of capital activity.
Financing charges in the fourth quarter of 2023 were higher than the prior year primarily due to an increase in the weighted-average interest rate on long-term debt.
Depreciation, amortization and asset removal costs for the fourth quarter of 2023 were higher than the same period of the prior year, primarily due to gains on the disposal of fixed assets recognized in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the fourth quarter of 2023 was lower than the prior year which, once adjusted for net income neutral items, was primarily due to higher deductible timing differences.

Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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customers and generation sources, and improving service to customers. The Company made capital investments of $745 million during the fourth quarter of 2023 and placed $975 million of new assets in-service.
2023 Annual Highlights
For the twelve months ended December 31, 2023, the Company reported net income attributable to common shareholders of $1,085 million compared to $1,050 million in 2022, an increase of $35 million compared to the prior year. This resulted in EPS for the period of $1.81 compared to EPS of $1.75 in 2022. Annual results were primarily impacted by the same factors as noted above.
For the full year, the Company placed $2,324 million of assets into service in 2023 compared to $2,267 million in 2022.
Selected Operating Highlights
Hydro One and Five Nations Development Inc., a wholly owned subsidiary of Five Nations Energy Inc., announced the signing of an initial partnership agreement to work together to meet the growing electricity demands in northeastern Ontario while increasing Indigenous participation in the energy sector. A partnership between the two Ontario-based utilities further connects Hydro One and First Nation interests in the planning, development, and building of future transmission line projects. It is an innovative approach targeting specific areas for economic advancement with an initial focus in northeastern Ontario.
Hydro One and the CCAB announced the ten recipients of the Hydro One Indigenous Entrepreneurship Grant. Grant recipients include Indigenous businesses from across Ontario, providing services such as housing, construction, virtual reality and web development, cultural awareness training, graphic and commercial art, and family reunification.
Hydro One restored power to more than 125,000 customers affected by the damaging high winds that affected parts of western, southern, central and eastern Ontario in January 2024. The outages were largely caused by severe winds bringing down trees and branches onto distribution lines.
During the fourth quarter, the Company’s wholly-owned subsidiary, Hydro One Inc. raised $400 million aggregate principal amount of 5.54% MTN, Series 57, due 2025. Hydro One Inc. also issued $500 million aggregate principal amount of 4.85% MTN, Series 58, due 2054. Subsequent to the quarter end, the Company issued $800 million aggregate principal amount of MTN consisting of $550 million aggregate principal amount of 4.39% MTN, Series 59, due 2034 and $250 million aggregate principal amount of 3.93% MTN, Series 53, due 2029. Each of the offerings represented additional issuances of MTN pursuant to the Framework. The Company intends to allocate an amount equal to the net proceeds from the issuances to finance and/or refinance, in whole or in part, new and/or existing eligible green and social projects that meet the eligible criteria described in the Framework.
In January 2024, Hydro One published its inaugural Sustainable Bond Allocation Report outlining the use of proceeds from its $1.05 billion of sustainable bonds issued in 2023 under its Sustainable Finance Framework. The report details the full allocation of proceeds to Eligible Projects in the “Clean Energy”, “Energy Efficiency”, “Clean Transportation” and “Biodiversity Conservation” green categories and the “Socio-economic Advancement of Indigenous Peoples” social categories. A copy of the report is available on Hydro One’s website at www.hydroone.com/investor-relations/sustainable-financing.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 12, 2024, the Company declared a quarterly cash dividend to common shareholders of $0.2964 per share to be paid on March 28, 2024 to shareholders of record on March 13, 2024.

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Supplemental Segment Information

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2023	2022	2023	2022

Revenues
Transmission	506	480	2,214	2,077
Distribution	1,459	1,371	5,582	5,660
Other	14	11	48	43
Total revenues	1,979	1,862	7,844	7,780

Revenues, net of purchased power[1]
Transmission	506	480	2,214	2,077
Distribution	469	476	1,930	1,936
Other	14	11	48	43
Total revenues, net of purchased power[1]	989	967	4,192	4,056

Operation, maintenance and administration costs
Transmission	141	143	499	445
Distribution	230	222	765	739
Other	26	23	90	74
Total operation, maintenance and administration costs	397	388	1,354	1,258

Income before financing charges and taxes
Transmission	225	213	1,189	1,123
Distribution	133	149	705	749
Other	(15)	(14)	(52)	(40)
Total income before financing charges and taxes	343	348	1,842	1,832

Capital investments
Transmission	438	310	1,493	1,209
Distribution	301	253	1,015	899
Other	6	7	23	24
Total capital investments	745	570	2,531	2,132

Assets placed in-service
Transmission	637	761	1,296	1,405
Distribution	329	326	994	853
Other	9	3	34	9
Total assets placed in-service	975	1,090	2,324	2,267
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2023 of $181 million is an increase of $3 million, or 1.7%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power,2 primarily resulting from:
•higher average monthly peak demand and energy consumption; and
•OEB-approved 2023 transmission rates; partially offset by
•regulatory adjustments, including the recognition of CDM revenues in the prior year following receipt of the JRAP Decision and higher earnings sharing in the current period;
•higher OM&A costs primarily resulting from higher work program expenditures, partially offset by lower corporate support costs;
•higher financing charges primarily due to higher weighted-average interest rates and higher volume of long-term debt;
•higher depreciation, amortization and asset removal costs primarily due to gains on the disposal of fixed assets recognized during in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program; and
•lower income tax expense primarily resulting from higher deductible timing differences compared to the prior year.

While net income neutral, the results of operations in the period are also impacted by:
•the cessation of the OEB-approved recovery of DTA Recovery Amounts on June 30, 2023 which resulted in a decrease to revenue and an offsetting decrease in income tax expense;
•the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods which resulted in an increase in revenue that has been offset by higher OM&A and income tax expense; and
•a regulatory adjustment associated with the Capitalized Overhead Tax Variance booked in the prior year which resulted in increase in revenue that has been offset by higher income tax expense.
EPS
Basic EPS was $0.30 in the fourth quarter of 2023, compared to basic EPS of $0.30 in the fourth quarter of 2022.
Revenues
The year-over-year increase of $26 million, or 5.4%, in transmission revenues during the quarter primarily resulted from:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher average monthly peak demand; partially offset by
•regulatory adjustments, including the recognition of CDM revenues in the prior year following receipt of the OEB’s Decision and Order approving Hydro One’s JRAP Settlement Proposal and higher earnings sharing in the current period; and
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods and regulatory adjustments including those associated with the Capitalized Overhead Tax Variance.
2 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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The year-over-year increase of $88 million, or 6.4%, in distribution revenues during the quarter primarily resulted from:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher customer count and energy consumption; and
•regulatory adjustments, including the accrued recovery of costs in accordance with the terms of the Getting Ontario Connected Act Variance Account which was partially offset by higher earnings sharing in the current period; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods and regulatory adjustments including those associated with the Capitalized Overhead Tax Variance.
Distribution revenues, net of purchased power,3 decreased by 1.5% during the fourth quarter of 2023 compared to the prior year primarily due to the factors noted above, adjusted for the recovery of purchased power costs.
OM&A Costs
The year-over-year decrease of $2 million, or 1.4%, in transmission OM&A costs during the quarter was primarily due to:
•lower corporate support costs primarily attributable to higher capitalized overheads associated with volume of capital activity; partially offset by
•higher work program expenditures, primarily related to vegetation management.
The year-over-year increase of $8 million, or 3.6%, in distribution OM&A costs during the quarter was primarily due to:
•higher work program expenditures, including an increase in forecast environmental expenditures provisioned in the period, higher IT initiatives and higher emergency restoration costs, partially offset by lower vegetation management expenditures; and
•the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are net income neutral; partially offset by
•lower corporate support costs primarily attributable to higher capitalized overheads associated with volume of capital activity;
•lower asset write-offs; and
•costs related to storm restoration efforts in the prior year, which were recovered from third parties and offset in revenue, therefore net income neutral.
Depreciation, Amortization and Asset Removal Costs
The increase of $18 million, or 7.8%, in depreciation, amortization and asset removal costs in the fourth quarter of 2023 was primarily due to gains on the disposal of fixed assets recognized in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The $19 million, or 14.8%, increase in financing charges for the quarter ended December 31, 2023, was primarily due to a higher weighted-average interest rate on long-term debt and higher volume of long-term debt.
3 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Income Tax Expense
Income tax expense for the fourth quarter of 2023 decreased by $28 million compared to the same period in 2022. This resulted in a realized effective tax rate of approximately 6.6% in the fourth quarter of 2023, compared to approximately 18.6% in the fourth quarter of the prior year.
The decrease in income tax expense and effective tax rate for the three months ended December 31, 2023 was primarily attributable to:
•higher deductible timing differences compared to the prior year; and
•net decrease in income tax expense associated with net income neutral items including the cessation of the DTA recovery period on June 30, 2023, partially offset by regulatory adjustments associated with the Capitalized Overhead Tax Variance booked in the prior year and the OEB-approved recovery of cost deferrals recognized as regulatory assets in prior periods.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to:
•the substantial completion of the end-of-life air circuit breakers replacement at Bruce B switching station in the fourth quarter of 2022;
•the timing of assets placed in-service for customer connections;
•the timing of assets placed in-service for station refurbishments and replacements; and
•lower volume of investments placed in-service for IT initiatives; partially offset by
•the timing of investments placed in-service for major development projects primarily due to the Barrie Area Transmission Upgrade project which was placed in-service during the fourth quarter of 2023; and
•higher volume of assets placed in-service for grid operating and control facilities.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to:
•higher volume of customer connections, line refurbishments and wood pole replacements;
•higher spend on minor fixed assets;
•assets placed in-service for Ontario’s broadband initiative; and
•higher volume of joint use assets and line relocations; partially offset by
•lower volume of storm-related asset replacements; and
•the timing of investments placed in-service for system capability reinforcement projects.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to:
•higher volume of station refurbishments and equipment replacements;
•investments in the new Chatham to Lakeshore and Waasigan Transmission Lines;
•higher volume of customer connections;
•higher spend on specified equipment to support long-term projects; and
•higher spend on minor fixed assets.
The increase in distribution capital investments during the fourth quarter was primarily due to:
•higher volume of customer connections;
•higher spend on minor fixed assets;
•higher volume of line refurbishments and wood pole replacements;
•the completion of the Orleans and Orillia Operation Centres, and Orillia Distribution Centre;
•investments in the Advanced Metering Infrastructure 2.0 system; and
•investments in Ontario’s broadband initiative; partially offset by
•lower spend on storm-related asset replacements.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenues
Transmission	506	480	2,214	2,077
Distribution	1,459	1,371	5,582	5,660
Other	14	11	48	43
	1,979	1,862	7,844	7,780

Costs
Purchased power	990	895	3,652	3,724
Operation, maintenance and administration	397	388	1,354	1,258
Depreciation, amortization and asset removal costs	249	231	996	966
	1,636	1,514	6,002	5,948

Income before financing charges and income tax expense	343	348	1,842	1,832
Financing charges	147	128	570	486

Income before taxes	196	220	1,272	1,346
Income tax expense	13	41	178	288
Net income	183	179	1,094	1,058

Other comprehensive income	(2)	9	(14)	23
Comprehensive income	181	188	1,080	1,081

Net income attributable to:
Noncontrolling interest	2	1	9	8
Common shareholders	181	178	1,085	1,050
	183	179	1,094	1,058

Comprehensive income attributable to:
Noncontrolling interest	2	1	9	8
Common shareholders	179	187	1,071	1,073
	181	188	1,080	1,081

Basic EPS	$0.30	$0.30	$1.81	$1.75
Diluted EPS	$0.30	$0.30	$1.81	$1.75

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Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2023	2022

Assets
Current assets:
Cash and cash equivalents	79	530
Accounts receivable	830	767
Due from related parties	313	282
Other current assets	132	281
	1,354	1,860

Property, plant and equipment	26,874	25,077
Other long-term assets:
Regulatory assets	3,260	2,964
Deferred income tax assets	119	114
Intangible assets	656	608
Goodwill	373	373
Other assets	216	461
	4,624	4,520
Total assets	32,852	31,457

Liabilities
Current liabilities
Short-term notes payable	279	1,374
Long-term debt payable within one year	700	733
Accounts payable and other current liabilities	1,439	1,274
Due to related parties	302	271
	2,720	3,652

Long-term liabilities
Long-term debt	14,710	13,030
Regulatory liabilities	908	1,123
Deferred income tax liabilities	1,067	715
Other long-term liabilities	1,682	1,545
	18,367	16,413
Total liabilities	21,087	20,065

Noncontrolling interest subject to redemption	20	20

Equity
Common shares	5,706	5,699
Additional paid-in capital	30	34
Retained earnings	5,947	5,562
Accumulated other comprehensive income (loss)	(3)	11
Hydro One shareholders' equity	11,680	11,306

Noncontrolling interest	65	66
Total equity	11,745	11,372
	32,852	31,457

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars)	2023	2022	2023	2022

Operating activities
Net income	183	179	1,094	1,058
Environmental expenditures	13	(9)	(14)	(33)
Adjustments for non-cash items:
Depreciation and amortization	215	194	866	831
Regulatory assets and liabilities	46	26	47	44
Deferred income tax expense	5	34	133	260
Other	14	10	34	39
Changes in non-cash balances related to operations	292	168	252	61
Net cash from operating activities	768	602	2,412	2,260

Financing activities
Long-term debt issued	900	750	2,375	750
Long-term debt repaid	—	(2)	(731)	(603)
Short-term notes issued	1,070	1,745	6,550	6,335
Short-term notes repaid	(1,720)	(1,880)	(7,650)	(6,000)
Dividends paid	(178)	(168)	(700)	(662)
Distributions paid to noncontrolling interest	(2)	(2)	(10)	(10)
Common shares issued	—	—	—	3
Costs to obtain financing	1	(5)	(6)	(10)
Net cash from (used in) financing activities	71	438	(172)	(197)

Investing activities
Capital expenditures
Property, plant and equipment	(702)	(514)	(2,345)	(1,966)
Intangible assets	(36)	(39)	(131)	(120)
Change in future use assets	(80)	—	(213)	—
Capital contributions received	—	(1)	2	12
Other	(1)	19	(4)	1
Net cash used in investing activities	(819)	(535)	(2,691)	(2,073)

Net change in cash and cash equivalents	20	505	(451)	(10)
Cash and cash equivalents, beginning of period	59	25	540	540
Cash and cash equivalents, end of period	79	530	79	530
This press release should be read in conjunction with the Company’s 2023 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2023 results teleconference with the investment community will be held on February 13, 2024 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIc091d61ecd3d44228bd9640764a68a7a) prior to the scheduled start time to access Hydro One’s fourth quarter 2023 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.
Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended December 31		Year ended December 31
(millions of dollars)	2023	2022	2023	2022
Revenues	1,979	1,862	7,844	7,780
Less: Purchased power	990	895	3,652	3,724
Revenues, net of purchased power	989	967	4,192	4,056

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company's financing activities, including the anticipated use of an amount equal to the net proceeds from the issuance of MTNs towards financing and/or refinancing new and/or existing eligible projects under the Framework; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes and impacts; expectations regarding the Company's support for clean energy, and economic growth in the province of Ontario; statements regarding the Company’s commitment to developing strategic partnerships with First Nations, communities, government and industry; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
VP, Communications, Marketing & Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
media.relations@hydroone.com
416-345-6868

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